UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)
☒ Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2016

OR

☐ Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from        to

Commission File Number: 000-18592

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

MERIT MEDICAL SYSTEMS, INC. 401(k) PROFIT SHARING PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Merit Medical Systems, Inc.
1600 West Merit Parkway
South Jordan, Utah 84095

MERIT MEDICAL SYSTEMS, INC. 401(k) PROFIT SHARING PLAN

NOTE:   All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of
Merit Medical Systems, Inc. 401(k) Profit Sharing Plan
South Jordan, Utah

We have audited the accompanying statements of net assets available for benefits of the Merit Medical Systems, Inc. 401(k) Profit Sharing Plan (the “Plan”) as of December 31, 2016 and 2015, and the related statement of changes in net assets available for benefits for the year ended December 31, 2016. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016 and 2015, and the changes in net assets available for benefits for the year ended December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

The supplemental schedule of assets (held at end of year) as of December 31, 2016 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental schedule is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ DELOITTE & TOUCHE LLP

Salt Lake City, Utah
June 29, 2017

MERIT MEDICAL SYSTEMS, INC. 401(k) PROFIT SHARING PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2016 AND 2015

	As of December 31,
	2016	2015
ASSETS:
Cash	$—	$—

Investments - at fair value	90,355,133	77,319,063

Receivables:
Notes receivable from participants	2,779,163	2,983,986
Employer contributions	86,773	57,237
Participant contributions	33,003	25,935
Other	191,946	70,466

Total receivables	3,090,885	3,137,624

Total assets	93,446,018	80,456,687

LIABILITIES:
Accounts payable	219,009	18,267

Total liabilities	219,009	18,267

NET ASSETS AVAILABLE FOR BENEFITS	93,227,009	80,438,420

See notes to financial statements.

MERIT MEDICAL SYSTEMS, INC. 401(k) PROFIT SHARING PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2016

CONTRIBUTIONS:
Employer contributions	$2,293,258
Participant contributions	6,614,859
Rollover contributions	777,338

Total contributions	9,685,455

INVESTMENT INCOME:
Net appreciation in fair value of investments	10,989,610
Interest and dividends	58,688

Net investment income	11,048,298

Interest income on notes receivable from participants	107,694

DEDUCTIONS:
Benefits paid to participants	(7,899,940)
Administrative expenses	(152,918)

Total deductions	(8,052,858)

INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	12,788,589

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	80,438,420

End of year	$93,227,009

See notes to financial statements.

MERIT MEDICAL SYSTEMS, INC. 401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2016 AND 2015, AND FOR THE YEAR ENDED DECEMBER 31, 2016

1. DESCRIPTION OF THE PLAN

The following description of the Merit Medical Systems, Inc. 401(k) Profit Sharing Plan (the “Plan”) is provided for general information purposes only. Reference should be made to the Plan document for more complete information.

General — The Plan is a defined contribution plan covering substantially all employees who have completed 90 days of service for Merit Medical Systems, Inc. (the “Company”). The Plan is administered by a trustee who has been appointed by the board of directors of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Contributions — Each year, participants may contribute up to 100% of their pretax annual compensation, as defined in the Plan, subject to certain Internal Revenue Code ("IRC") limitations. The Company contributes, on a discretionary basis, 75% of the first 2%, and 25% of the next 3% of total compensation that a participant contributes to the Plan.

Participant Accounts — Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contributions, the Company’s matching contributions, and Plan earnings, and is charged with withdrawals and an allocation of Plan losses and administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments — Participants direct the investment of their contributions and Company matching contributions into various investment options offered by the Plan and may change investments and transfer amounts between funds daily. The Plan offers 34 registered investment companies, a stable value fund, and a participant-directed brokerage account feature. Participants may direct their investments through a trustee-sponsored brokerage account, which offers a variety of mutual funds and the option to invest in individual stocks.

Vesting — Participants are vested immediately in their contributions, plus actual earnings thereon. Vesting in the Company’s contribution portion of their accounts is based on years of continuous service. A participant vests 20% per year of credited service and is 100% vested after five years of credited service.

Notes Receivable from Participants — Participants may borrow from their accounts up to a maximum of $50,000 or 50% of their vested account balance, whichever is less. The loans are secured by the balance in the participant’s account and bear interest at rates commensurate with local prevailing rates at the time funds are borrowed as determined quarterly by the Plan administrator. Principal and interest are paid on a ratable basis through payroll deductions. The loans have maturity dates ranging from 2017 to 2026, with interest rates ranging from 4.25% to 9.00%.

Payment of Benefits — On termination of service due to death, disability or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account or annual installments over a ten-year period. For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

Forfeited Accounts — During the years ended December 31, 2016 and 2015, forfeited non-vested accounts totaled $88,173 and $66,710, respectively. These accounts may be used to reduce future employer contributions or to pay administrative expenses. During the year ended December 31, 2016, forfeited non-vested amounts totaling $46,844 were used to reduce the Company's employer contributions.

Administrative Expenses — Administrative expenses of the Plan are paid by the Company as provided in the Plan document.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates — The preparation of financial statements in conformity with GAAP requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Risk and Uncertainties — The Plan utilizes various investment instruments, including mutual funds, common stock, a common collective trust, self-directed brokerage accounts, and interest-bearing cash funds. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Payment of Benefits — Benefit payments to participants are recorded upon distribution. There were no amounts allocated to accounts of former participants who elected to withdraw from the Plan but had not been paid at December 31, 2016 and 2015.

Excess Contributions Payable — The Plan is required to return contributions received during the Plan year in excess of IRC limits. There were no excess contributions payable at December 31, 2016 and 2015.

Investment Valuation and Income Recognition — The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Management fees and operating expenses charged to the Plan for investments in mutual funds and the common collective trust are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Notes Receivable from Participants — Notes receivable from plan participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the Plan document.

New Accounting Standards — In 2016, no new Accounting Standard Updates were adopted that are expected to have an material effect on the Plan’s financial statements.
Subsequent Events — Subsequent events were evaluated by Plan management through June 29, 2017, the day the financial statements were issued, and no additional disclosures were deemed necessary.

3. FAIR VALUE MEASUREMENTS

The fair values of investments are classified based on the lowest level of any input that is significant to the fair value measurement. The Plan used the following methods to determine fair value for purposes of the accompanying financial statements:

Level 1 — Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Plan has the ability to access on the report date.

Level 2 — Inputs (such as financial matrices, models, valuation techniques), other than quoted market prices included in Level 1, that are observable for the asset or liability, either directly or indirectly. If the asset or liability has a specified (contractual) term, a Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 — Inputs (such as professional appraisals, quoted prices from inactive markets that require adjustment based on significant assumptions or data that is not current, data from independent sources) that are unobservable for the asset or liability.

Asset Valuation Techniques — The methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. The Plan's policy is to recognize significant transfers between levels at the actual date of the event.
Valuation technologies maximize the use of relevant observable inputs and minimize the use of unobservable inputs. The following is a description of the valuation methodologies used for assets measured at fair value.
Common Stocks — Valued at the closing price reported on the active market on which the individual securities are traded.
Interest Bearing Cash — Held primarily in short-term money market commingled funds, which are valued at cost plus accrued interest.

Common Collective Trust — Composed primarily of fully benefit-responsive investment contracts and valued at the net asset value of shares held by the Plan based on the fair value of its underlying assets reported in the fund's audited financial statements. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported net asset value

Self-directed Brokerage Accounts — Underlying investments are valued at closing price reported on the active market for which the individual securities are traded.

Mutual Funds — Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-ended mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.
The following table provides the amount and corresponding level of hierarchy for the Plan’s investments that were measured at fair value on a recurring basis as of December 31, 2016:

Description	Level 1	Level 2	Level 3	Total

Interest bearing cash	$2,848,524	$—	$—	$2,848,524
Mutual funds	56,824,698	—	—	$56,824,698
Self-directed brokerage accounts	3,435,128	—	—	$3,435,128
Merit Medical Systems, Inc. common stock *	21,085,355	—	—	21,085,355
Total assets in the fair value hierarchy	$84,193,705	$—	$—	$84,193,705
Common collective trust, measured at net asset value				$6,161,428
Investments — at fair value				$90,355,133

* Represents a party-in-interest to the Plan.

The following table provides the amount and corresponding level of hierarchy for the Plan’s investments that were measured at fair value on a recurring basis as of December 31, 2015:

Description	Level 1	Level 2	Level 3	Total

Interest bearing cash	$2,803,210	$—	$—	$2,803,210
Mutual funds	50,523,286	—	—	50,523,286
Self-directed brokerage accounts	3,470,100	—	—	3,470,100
Merit Medical Systems, Inc. common stock *	17,871,641	—	—	17,871,641
Total assets in the fair value hierarchy	$74,668,237	$—	$—	$74,668,237
Common collective trust, measured at net asset value				$2,650,826
Investments — at fair value				$77,319,063

* Represents a party-in-interest to the Plan.

For the years ended December 31, 2016 and 2015, there were no transfers in or out of Levels 1, 2 or 3.

4. COMMON COLLECTIVE TRUST

The Morley Stable Value Fund (the “Fund”) is a collective trust fund offered by the Union Bond & Trust Company whose objective is to provide preservation of capital, relatively stable returns consistent with its comparatively low risk profile and liquidity for benefit responsive payments. The Fund invests primarily in a variety of high quality stable value investment contracts (the performance of which may be predicted on underlying fixed income securities), as well as cash and cash equivalents.

Participants ordinarily may direct either the withdrawal or transfer of all or a portion of their investment at contract value. The Fund imposes certain restrictions on the Plan, and the Fund itself may be subject to circumstances that affect its ability to transact at contract value. Plan management believes that the occurrence of events that would cause the Fund to transact at less than contract value is not probable.

Redemption is generally permitted daily. Individual participant redemptions for benefit payments and redemptions by participants to reinvest in options that do not compete with the common collective trust are generally permitted without restriction. Were the Plan to initiate a full redemption of the common collective trust, a twelve-month advance written notice is required.

5.  EXEMPT PARTY-IN-INTEREST TRANSACTIONS

The Plan allows for transactions with certain parties who may perform services or have fiduciary responsibilities to the Plan, including the Company. Certain plan investments are shares of various mutual funds or money market accounts that are owned and managed by Fidelity Investments, who has been designated as investment custodian to the Plan. Certain Plan investments are shares of the Company's common stock. The Plan also issues loans to participants, which are secured by the vested balances in the participants’ accounts. Therefore, these transactions qualify as exempt party-in-interest transactions.

At December 31, 2016 and 2015, the Plan held 795,674 and 961,358 shares, respectively, of the Company’s common stock, with a fair value of $21,085,355 and $17,871,641, respectively.

At December 31, 2016 and 2015, there were also 5,250 and 35,518 shares of the Company’s common stock with a fair value of $139,125 and $660,283, respectively, held by the Plan within self-directed brokerage accounts.

6. PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions set forth in ERISA. The Company also has the right to discontinue its contributions at any time. In the event that the Plan is terminated, participants would become 100% vested in their accounts.

7. FEDERAL INCOME TAX STATUS

Prior to 2016, the Plan used an individually-designed plan document that was covered by a series of prior favorable IRS determination letters as to its qualified form, the most recent of which was issued in 2011. Effective January 1, 2016, and prior to expiration of the Plan’s 2011 favorable IRS determination letter, the Plan was amended and restated through the adoption of an IRS pre-approved volume submitter plan document package that is covered by a favorable IRS advisory letter, dated March 31, 2014, in which the IRS determined that the form of the volume submitter document package later adopted by the Company met the applicable tax-qualification requirements. The Plan administrator believes that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2016, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan administrator is required to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS and the Department of Labor ("DOL"). The Plan is subject to routine audits by taxing jurisdictions for tax years for which the applicable statutes of limitations have not expired; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2013.

SUPPLEMENTAL SCHEDULE

MERIT MEDICAL SYSTEMS, INC. 401(k) PROFIT SHARING PLAN
EMPLOYER ID NO: 87-0447695
PLAN NO: 001
FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2016

		Description of Investment, Including
	Identity of Issue, Borrower,	Maturity Date, Rate of Interest,		Current
	Lessor or Similar Party	Collateral, Par or Maturity Value	Cost	Value
	Adriondack Small Cap	Registered Investment Company	**	972,423
	American Century Equity Growth	Registered Investment Company	**	8
	American Century Inflation Protection	Registered Investment Company	**	1,238,243
	Artisan International; Investor Shares	Registered Investment Company	**	799,124
	Artisan Mid Cap Fund	Registered Investment Company	**	2,551,664
	Cohen & Steers Realty Shares	Registered Investment Company	**	2,613,899
	Deutsche Global Infrastructure	Registered Investment Company	**	1,700,617
	Dreyfus Midcap Index Fund	Registered Investment Company	**	1,059,008
*	Fidelity Cash Reserves	Registered Investment Company	**	35,165
*	Fidelity FMMT Retirement Money Market	Registered Investment Company	**	229
*	Fidelity Money Market	Registered Investment Company	**	2,813,130
	Grandeur Peak International Opportunities	Registered Investment Company	**	2,424,805
	Harbor International	Registered Investment Company	**	2,406,838
	John Hancock Disciplined Value	Registered Investment Company	**	2,386,809
	JP Morgan Strategic Income Opportunity	Registered Investment Company	**	3,886,777
	JP Morgan Mid Cap Value Fund; Class A	Registered Investment Company	**	2,793,072
	Matthews Asia Dividend Companies	Registered Investment Company	**	1,130,429
	Matthews Asia Small Companies	Registered Investment Company	**	750,858
*	Merit Medical Systems, Inc. Common Stock	Common Stock (795,674 shares)	**	21,085,355
	Metropolitan West Total Return Bond	Registered Investment Company	**	6,067,562
	Morley Stable Value Fund	Common Collective Fund (236,759 units)	**	6,161,428
	Oakmark Fund; Class 1	Registered Investment Company	**	4,738,556
	Oakmark International Fund; Class 1	Registered Investment Company	**	801,761
	Oppenheimer Gold & Special Minerals Fund; Class A	Registered Investment Company	**	466,811
	Self-directed Brokerage Account	Self-directed Brokerage Account	**	3,435,128
*	Fidelity Spartan 500 Index	Registered Investment Company	**	4,350,824
	T Rowe Price Blue Chip Growth	Registered Investment Company	**	4,713,096
	T Rowe Price Emerging Markets Stock Funds	Registered Investment Company	**	465,514
	T Rowe Price Global Technology Fund	Registered Investment Company	**	704,374
	Vanguard Developed Markets Index	Registered Investment Company	**	110,691
	Vanguard Emerging Markets Index Admiral	Registered Investment Company	**	131,813
	Vanguard Small Cap Index Admiral	Registered Investment Company	**	521,125
	Wasatch Emerging Markets Small Cap	Registered Investment Company	**	816,392
	Wasatch Small Cap Growth Fund	Registered Investment Company	**	2,474,159
	Wasatch Small Cap Value Fund	Registered Investment Company	**	1,991,195
	Wells Fargo Advantage Small Cap Value Investor	Registered Investment Company	**	112,318
	William Blair International Growth Fund, Class N	Registered Investment Company	**	1,643,933
	Total assets held for investment purposes			90,355,133
*	Notes receivable from participants	Maturing 2017 to 2026 at interest rates of 4.25% to 9.00%	**	2,779,163
	Total			$93,134,296

*	Party-in-interest
**	Cost information is not required for participant-directed investments and, therefore, is not included.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Merit Medical Systems, Inc. 401(k) Plan Administration and Investment Committee (or other persons who administer the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Merit Medical Systems, Inc.
401(k) Profit Sharing Plan

Date: June 29, 2017	/s/ Bernard. J. Birkett

Bernard J. Birkett
Member, 401 (k) Plan Administration and
Investment Committee

EXHIBIT INDEX

Exhibit
Number                    Description

23.1        Consent of Independent Registered Public Accounting Firm